                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             VDC Corporation, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   G93263104
                                 (CUSIP Number)

                Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                         Attn: Michael C. Forman, Esq.
                               1401 Walnut Street
                            Philadelphia, PA  19102
                                 (215) 569-4284
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 8, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Page 1 of 7
                                           --
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CUSIP No. G93263104                                        Page 2 of 7 Pages
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_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PortaCom Wireless, Inc.
     33-0650673
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [_]

                                                   (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________________
4    SOURCE OF FUNDS*

     OO        (see Item 3)
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 [_]
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_______________________________________________________________________________

                   7   SOLE VOTING POWER                   5,300,000
NUMBER OF          ____________________________________________________________
SHARES
BENEFICIALLY       8   SHARED VOTING POWER                         0
OWNED BY           ____________________________________________________________
EACH
REPORTING          9   SOLE DISPOSITIVE POWER              5,300,000
PERSON             ____________________________________________________________
WITH
                  10   SHARED DISPOSITIVE POWER                    0
_______________________________________________________________________________

                  11   AGGREGATE AMOUNT BENEFICIALLY
                       OWNED BY EACH REPORTING PERSON      5,300,000
_______________________________________________________________________________
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CUSIP No. G93263104                                        Page 3 of 7 Pages
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      58.2%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*                               CO

_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's class of Common Stock.
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CUSIP No. G93263104                                        Page 4 of 7 Pages
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                                  SCHEDULE 13D
                                  ------------


     This statement (the "Statement") relates to the common stock, par value $2.00 per share (the "Common Stock") of VDC Corporation, Ltd., a Bermuda corporation (the "Issuer"). This Statement constitutes an initial filing of
Schedule 13D for PortaCom Wireless, Inc. (the "Company").


Item 1         Security and Issuer
------         -------------------

     This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 75 Holly Hill Lane, 3rd Floor, Greenwich, CT 06830.

Item 2         Identity and Background
------         -----------------------

     (a) The corporation filing this Statement is the Company, as defined above.

     (b-c) The address of the Company's principal executive office is 10061 Talbert Avenue, Suite 200, Fountain Valley, CA 92708. The Company has ceased its principal business operations, and the Company has filed for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code").

     (d) During the last five years, the Company has not been convicted in any criminal proceeding.

     (e) During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3         Source and Amount of Funds or Other Consideration
------         -------------------------------------------------

     On June 8, 1998, the Company consummated the sale to the Issuer of 2,000,000 shares of common stock and warrants to acquire, at an exercise price of $4.00 per share, an additional 4,000,000 shares of common stock of Metromedia China Corporation ("MCC") (formerly Metromedia Asia Corporation "MAC"). In consideration for the sale of such assets and subject to certain adjustment features, the Company received 5,300,000 newly issued shares of Common Stock and the right to utilize a maximum of $3,000,000 in cash (the "Cash") to satisfy claims (the "Claims") made against the Company in its bankruptcy proceedings, as described in Item 4.

Item 4         Purpose of the Transaction
------         --------------------------

     The Company obtained the Common Stock reported herein in connection with the Company's Plan of Reorganization (the "Plan") filed in its Chapter 11 Bankruptcy case in the United States Bankruptcy Court (the "Bankruptcy Court") for the District of Delaware, Case No. 98-661 (PJW). The Plan remains subject to, among other things, the approval of impaired creditors and stockholders and confirmation by the Bankruptcy Court.

     To the extent that more than $384,725 of the Cash is used by the Company to satisfy the Claims, the excess thereof will result in the Company returning to the Issuer a certain number of shares of the Common Stock according to a predetermined formula. Additionally, the Company may receive additional shares of Common Stock according to a predetermined formula based upon the market price
of the Common Stock and MAC common stock.   The final
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CUSIP No. G93263104                                        Page 5 of 7 Pages
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amount of the Common Stock received by the Company will be determined by the
Company, its creditors, and the Bankruptcy Court. The Company shall then retain the Common Stock until such time as a transfer or other disposition of the Common Stock to the Company's creditors and stockholders takes place pursuant to a confirmed plan of reorganization providing for the transfer of the Common Stock pursuant to the exemption set forth in (S)1145 of the Bankruptcy Code, or an effective registration statement, pursuant to the Securities Act of 1933, as amended.

     Except as otherwise described above, the Company does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.


Item 5         Interest in Securities of the Issuer
------         ------------------------------------

(a-b) As of June 8, 1998, the Company is the beneficial owner of, and has sole dispositive and voting power with respect to, 5,300,000 shares of Common Stock, which shares constitute 58.2 % of the issued and outstanding shares of Common Stock (based on 9,099,838 shares of Common Stock issued and outstanding as of the date hereof, which consists of 3,799,838 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the 5,300,000 newly issued shares of Common Stock reported herein).

(c) Except for the transactions described in Item 3 above, the Company has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

(d) No persons, other than the Company, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares acquired by the Company.

(e)  Not applicable.

Item 6    Contracts, Arrangements, Understandings, or Relationships with Respect
------    ----------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     On June 8, 1998, the Issuer, the Company and Klehr, Harrison, Harvey, Branzburg and Ellers, LLP (the "Escrow Agent") entered in to an agreement (the "Escrow Agreement") whereby the Issuer delivered to the Escrow Agent the shares of Common Stock which are to be held by the Escrow Agent until distribution of the Common Stock is made to the Company's creditors and stockholders in satisfaction of the Claims. See Item 7 and the Escrow Agreement filed as
Exhibit I to this Statement.

     On June 8, 1998, the Company and MCC entered into an agreement whereby the Company acknowledged and agreed that MCC holds a valid, perfected, first-priority replacement lien on 50% of the Common Stock (the "Pledge Agreement"). See Item 7 and the Pledge Agreement filed as Exhibit II to this Statement.

     On June 8, 1998, the Company and the Issuer entered into an agreement whereby the Issuer agreed to pay the
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CUSIP No. G93263104                                        Page 6 of 7 Pages
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Company an amount, either in cash or in additional Common Stock, according to a predetermined formula based upon the market price of the Common Stock and MAC common stock (the "Deferred Purchase Price Note"). See Item 7 and the Deferred Purchase Price Note filed as Exhibit III to this Statement.



Item 7         Material to be Filed as Exhibits
------         --------------------------------

               Escrow Agreement                     Exhibit I

               Pledge Agreement                     Exhibit II

               Deferred Purchase Price Note         Exhibit III
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CUSIP No. G93263104                                        Page 7 of 7 Pages
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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


July ______, 1998
Date                                _____________________________
                                    Signature


                                    _____________________________
                                    Name / Title